

Mail Stop 3561

August 10, 2015

Wu Yong
Chairman of the Board of Directors
Guangshen Railway Company Limited
No. 1052 Heping Road
Shenzhen, Peoples Republic of China 518010

> **Re: Guangshen Railway Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed April 28, 2015**
> **File No. 001-14362**

Dear Mr. Wu:

We have reviewed your filing and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosures.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 2: Principal Accounting Policies

2.25 Revenue Recognition, page F-28

1. Please revise your revenue recognition policy to provide your policy specific to each of your passenger and freight transportation businesses pursuant to paragraph 35 of IAS 18. For example, your freight transportation revenue recognition policy should state whether revenue is recognized at loading point, at point of discharge or by some other method. Your passenger transportation revenue recognition policy should disclose how you recognize revenue for each type/category of tickets that you sell, including the finance IC card referred to on page 21 and any passes that you may sell. Additionally, disclose how you recognize revenues that are subject to collection and allocation by others (e.g. passenger and freight transportation under "Sales" on page 21and "Transaction with CRC and other railway

companies" on page 57). Further, disclose how you recognize commissions associated with the sale of your fares, if material.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions. You may also call me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure